UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Whiting Petroleum Corporation
(Name of Issuer)

Common Stock,$0.001 par value
(Title of Class of Securities)

966387 10 2
(CUSIP Number)

F.J. Buri, Esq. Corporate Secretary Alliant Energy Corporation Alliant Energy Resources, Inc. 4902 North Biltmore Lane Madison, Wisconsin 53718 (608) 458-3311
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 25, 2003
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No.       966387 10 2

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Alliant Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

	7	SOLE VOTING POWER
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		1,080,000 (See Item 5)

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.       966387 10 2

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Alliant Energy Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

	7	SOLE VOTING POWER
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,080,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH
	10	SHARED DISPOSITIVE POWER
		1,080,000 (See Item 5)

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

ITEM 1.   Security and Issuer.

        This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Whiting Petroleum Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290.

ITEM 2.   Identity and Background.

        (a)-(c) and (f) This statement is filed on behalf of the following entities:

(1) Alliant Energy Corporation, a Wisconsin corporation (“Alliant Energy”), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Alliant Energy is an energy services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations.

(2) Alliant Energy Resources, Inc., a Wisconsin corporation (“Resources”), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Resources is a wholly owned subsidiary of Alliant Energy that manages a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Alliant Energy and Resources is set forth below. Each of the directors and officers of Alliant Energy and Resources is a citizen of the United States of America. The business address of each of the directors and executive officers of Alliant Energy and Resources is 4902 North Biltmore Lane, Madison, WI 53707, except as otherwise indicated. The directors of Alliant Energy are also the directors of Resources.

Name/Address	Title
Executive Officers -Alliant Energy
Erroll B. Davis, Jr	Chairman, President and Chief Executive Officer
William D. Harvey	Executive Vice President - Generation
James E. Hoffman	Executive Vice President - Business Development
Eliot G. Protsch	Executive Vice President and Chief Financial Officer
Barbara J. Swan	Executive Vice President and General Counsel
Pamela J. Wegner	Executive Vice President - Shared Solutions
Thomas L. Aller	Interim Executive Vice President - Energy Delivery
Dundeana K. Doyle	Vice President - Strategy and Risk
Thomas L. Hanson	Vice President and Treasurer
John E. Kratchmer	Vice President - Controller and Chief Accounting Officer
Barbara A. Siehr	Vice President - Financial Planning and Strategic Projects
F. J. Buri	Corporate Secretary

Executive Officers -Resources
Erroll B. Davis, Jr	Chairman and Chief Executive Officer
James E. Hoffman	President
William D. Harvey	Executive Vice President
Eliot G. Protsch	Executive Vice President and Chief Financial Officer
Thomas L. Aller	Vice President
Charles Castine	Vice President
Dundeana K. Doyle	Vice President - Strategy and Risk
Thomas L. Hanson	Vice President and Treasurer
John E. Kratchmer	Vice President - Controller and Chief Accounting Officer
Michael P. Maley	Vice President
John K. Peterson	Vice President
Barbara A. Siehr	Vice President - Financial Planning and Strategic Projects
F. J. Buri	Corporate Secretary
Directors - Alliant Energy and Resources
Erroll B. Davis, Jr	Chairman, President and Chief Executive Officer of Alliant Energy
Alan B. Arends	Chairman of the Board of Directors of Alliance Benefit Group
P.O. Box 1206	Financial Services Corp., an employee benefits company
Albert Lea, MN 56007
Michael L. Bennett	President and Chief Executive Officer of Terra Industries Inc., a
600 4th Street	producer of nitrogen products and methanol
Sioux City, IA 51101
Jack B. Evans	Director and President of The Hall-Perrine Foundation, a private
Suite 803, 115 Third St., SE,	philanthropic corporation
Cedar Rapids, IA 52401
Katharine C. Lyall	President of the University of Wisconsin System in Madison, Wis.
1720 Van Hise Hall, 1220 Linden Dr.
Madison, WI 53706
Singleton B. McAllister	Partner with Sonnenschein, Nath & Rosenthal, LLP, a law firm
1301 K Street, N.W
Suite 600, East Tower
Washington, DC 20005
Ann K. Newhall	Executive Vice President, Chief Operating Officer, Secretary of
3905 Dakota Street SW	Rural Cellular Corp., a wireless telecommunications provider
Alexandria, MN 56308
David A. Perdue	Chief Executive Officer of Dollar General Corporation, a retail
100 Mission Ridge	sales organization
Goodlettsville, TN 37072

Judith D. Pyle	President of Judith Dion Pyle & Associates, LLC, a financial
7780 Elmwood Avenue, Ste 200	services company.
Middleton, WI 53562
Robert W. Schlutz	President of Schlutz Enterprises, a diversified farming and
260 Colonel's Drive	retailing business
Columbus Junction, IA52738
Wayne H. Stoppelmoor	Retired Vice Chairman of Alliant Energy
1305 33rd Avenue Circle
Silvis, IL 61282
Anthony R. Weiler	Consultant for several home furnishings organizations
125 Oyster Point
White Stone, VA 22578

        (d)-(e)        During the past five years, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

        Alliant Energy and Resources beneficially own 1,080,000 shares of the Issuer’s Common Stock, which were issued in the Share Exchange (as defined in Item 4).

ITEM 4.   Purpose of Transaction.

        On November 25, 2003, Resources transferred all of the outstanding stock of its wholly-owned subsidiary, Whiting Oil and Gas Corporation, to the Issuer in exchange for 18,330,000 shares of the Common Stock of the Issuer, which constituted all of its outstanding Common Stock, and a promissory note from the Issuer in the aggregate principal amount of $3.0 million (collectively, the “Share Exchange”). Immediately after the completion of the Share Exchange, Resources sold 17,250,000 shares of the Issuer’s Common Stock in an underwritten initial public offering (the “Initial Public Offering”) priced at $15.50 per share to the public.

        After the completion of the Initial Public Offering, Resources owned 1,080,000 shares of the Issuer’s Common Stock. Alliant Energy and Resources currently intend to divest their remaining interest in the Issuer, subject to market conditions. Resources has agreed, with exceptions, not to sell or transfer any of the Issuer’s Common Stock for 180 after November 19, 2003. See Item 6.

        Thomas L. Aller, an executive officer of both Alliant Energy and Resources, serves as a director of the Issuer.

        Except as indicated in this Schedule 13D, Alliant Energy and Resources currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

        (a)-(b) Resources beneficially owns 1,080,000 shares of the Issuer’s Common Stock, which represents approximately 5.9% of the outstanding shares of the Issuer’s Common Stock.

        Alliant Energy, as the parent corporation of Resources, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Resources.

        As of the completion of the Initial Public Offering and to the knowledge of Alliant Energy and Resources, none of their respective executive officers or directors beneficially owned any shares of the Issuer’s Common Stock.

        (c)        Except as described in Item 4, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors has engaged in any transaction in shares of the Issuer’s Common Stock during the sixty day period immediately preceding the date hereof.

        (d)        Not applicable.

        (e)        Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

        In connection with the Initial Public Offering, the Issuer, Alliant Energy and Resources entered into a Registration Rights Agreement on November 25, 2003. The Registration Rights Agreement provides that, at any time until the third anniversary of the completion of the Initial Public Offering, Alliant Energy will have the right to demand three registrations of its shares of the Issuer’s Common Stock. The Issuer has agreed to use its best efforts to file a registration statement with the SEC within 45 days of receipt of a request to do so and use its best efforts to cause such registration statement to become effective as soon as possible. If the Issuer’s board of directors determines in good faith that a registration statement would cause the Issuer to disclose material nonpublic information that would be materially detrimental to the Issuer or that would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Issuer, then the Issuer may postpone filing a registration statement for up to 45 days once in a twelve month period. The Registration Rights Agreement also provides that, until the third anniversary of the completion of the Initial Public Offering, Alliant Energy will have the right to participate in any registration of shares of Common Stock by the Issuer, subject to customary limitations. All expenses payable in connection with such registrations will be paid by the Issuer, except that Alliant Energy will pay all underwriting discounts and commissions applicable to the sale of its shares of the Issuer’s Common Stock and the fees and expenses of its separate advisors and legal counsel.

        In connection with the Initial Public Offering, Resources agreed, with exceptions, not to sell or transfer any of the Issuer’s Common Stock for 180 days after November 19, 2003 without first obtaining the written consent of the underwriters for the Initial Public Offering.

        The foregoing description of these agreements is qualified in its entirety by reference to the copies of such agreements that are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

ITEM 7.   Material to be Filed as Exhibits.

        1.        Form of Registration Rights Agreement among Alliant Energy Corporation, Alliant Energy Resources, Inc. and Whiting Petroleum Corporation [Incorporated by reference to Exhibit 10.2 to Whiting Petroleum Corporation’s Registration Statement on Form S-1 (Reg. No. 333-107341)].

        2.        Letter agreement from Alliant Energy Resources, Inc. to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc., as Representatives of the several Underwriters, dated November 13, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ALLIANT ENERGY CORPORATION
By: /s/ F. J. Buri
F. J. Buri
Corporate Secretary

ALLIANT ENERGY RESOURCES, INC.
By: /s/ F. J. Buri
F. J. Buri
Corporate Secretary

Dated: November 25, 2003.